Exhibit 16.1

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Growth Stalk Holdings Corp

File Reference No: 024-11847

We were previously the independent registered public accounting firm for Growth Stalk Holdings Corp., and under the date of August 1, 2022, we reported on the financial statements of Growth Stalk Holdings Corp. as of December 31, 2020 and 2021, and for the years then ended.

On October 3, 2022, the Company dismissed us as its independent registered public accounting firm. We have read Growth Stalk Holdings Corp. statements included in Item 4.01 on Form 8-K regarding the recent change of auditors. We agree with such statements made regarding our firm.

Sincerely,

Los Angeles, California

October 3, 2022